Exhibit 99.1

GasLog Ltd. Announces Public Offering and Concurrent Private Placement of Common Shares

MONACO — January 15, 2014 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) announced today that it plans to offer 8,400,000 of its common shares to the public (the “Public Offering”). The Company intends to grant the underwriters of the Public Offering a 30-day option to purchase up to 1,260,000 additional common shares. Concurrently with the Public Offering, the Company is also selling through a private placement approximately $30 million of common shares to certain of its directors and officers and one of its major shareholders at the public offering price (the “Private Placement”).

The Company plans to use the net proceeds of the Public Offering and Private Placement to fund a portion of the purchase price of the Company’s recently announced purchase of three LNG carriers from Methane Services Ltd. (“MSL”), an affiliate of BG Group, and for general corporate purposes.

Citigroup Global Markets Inc. and RS Platou Markets AS are acting as joint book-running managers of the offering, which will be made under an effective shelf registration statement.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (tel: (800) 831-9146), and RS Platou Markets AS, c/o RS Platou Markets, Inc., 410 Park Avenue, Suite 710, New York, New York 10022 (tel: (855) 864-2265) or Office@platou.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following the acquisition of the ships from MSL, GasLog’s fleet will include 18 wholly-owned LNG carriers, including eleven ships in operation and seven LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividends payments, future capital expenditures and dry-docking costs and new build vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to complete the formation of a proposed master limited partnership; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:
Paul Wogan (CEO)
Phone: +377 9797 5120

Simon Crowe (CFO)
Phone: +377 9797 5115

Jamie Buckland (Investor Relations)
Phone: +377 9797 5117

Ray Posadas (Solebury Communications, NYC)
Phone: +1 203 428 3231
Email: ir@gaslogltd.com